EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

            Carver Bancorp, Inc. (the "Company") is the holding company for Carver Federal Savings Bank (the "Bank"), a federally chartered stock savings bank. The Bank, in turn, wholly owns two subsidiaries: CSFB Credit Corp. and CSFB Realty Corp., both incorporated in the State of New York. In addition, the Bank owns a majority interest in Carver Asset Corp., which is incorporated in the State of Delaware.

            The Company is the sole stockholder of Alhambra Holding Corp. ("Alhambra") and Carver Statutory Trust I (the "Trust"), both incorporated in the state of Delaware. Alhambra owns 80% of the common stock and 100% of the preferred stock of Alhambra Realty Corp., a Delaware corporation.